UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

12 July 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Oxford Resource Partners, LP

File No. 333-165662 – CF# 25076

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Oxford Resource Partners, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 24, 2010, as amended.

Based on representations by Oxford Resource Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17A	through December 31, 2018
Exhibit 10.17B	through December 31, 2018
Exhibit 10.17C	through December 31, 2018
Exhibit 10.17D	through December 31, 2018
Exhibit 10.17F	through December 31, 2018
Exhibit 10.17G	through December 31, 2018
Exhibit 10.17H	through December 31, 2018
Exhibit 10.17I	through December 31, 2018
Exhibit 10.17J	through December 31, 2018
Exhibit 10.17K	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel